FOR IMMEDIATE RELEASE
THURSDAY, JULY 15, 2010
CARE INVESTMENT TRUST INC.
ANNOUNCES SELF-TENDER OFFER
NEW YORK –July 15, 2010 – Care Investment Trust Inc. (NYSE: CRE) (“Care” or the “Company”), a real estate investment and finance company investing in healthcare-related real estate and commercial mortgage debt, today announced the commencement of a tender offer to purchase up to 100% of its currently issued and outstanding common stock at a price of $9.00 per share subject to a minimum subscription of 10,300,000 shares and certain other conditions.
The tender offer will expire at 12:00 p.m., Eastern Daylight Time, on Friday, August 13, 2010, unless extended. The tender offer is being made in connection with the purchase and sale agreement entered into between Care and Tiptree Financial Partners, L.P. (“Tiptree”) on March 16, 2010 providing for the sale of control of Care through a combination of equity investment by Tiptree in newly issued common stock of the Company at $9.00 per share and a tender offer by the Company for up to 100% of its currently issued and outstanding common stock also for $9.00 per share.
Pursuant to the terms of the purchase and sale agreement, after the closing of this tender offer, expected to occur on August 13, 2010, Care will issue, and Tiptree will purchase, a minimum of 4,445,000 shares of the Company’s common stock, subject to upward adjustment (a) to fund the purchase of shares by the Company in the tender offer if more than 18,000,000 are tendered in the tender offer, or (b) at the election of Tiptree, if fewer than 16,500,000 shares are tendered in the tender offer, in order to give Tiptree ownership of up to 53.4% of the shares of the Company’s common stock on a fully-diluted basis after taking into account the shares tendered by the stockholders to the Company in the tender offer. Upon the satisfaction of certain closing conditions, Tiptree is required to deliver $60,430,932 into escrow, which will be used, in part, by Care to fund the purchase of tendered shares. The tender offer is subject to the terms and conditions specified in the Offer to Purchase, the Letter of Transmittal and other related materials that are being mailed to holders of Care’s common stock.
Care will not accept “guaranteed deliveries” of shares in the tender offer. Please see the Offer to Purchase for a description of the methods you may follow to tender your shares.
This press release is neither an offer to purchase nor a solicitation to buy any shares of Care’s common stock nor is it a solicitation for acceptance of the tender offer. Care is making the tender offer only by, and pursuant to the terms of, the Offer to Purchase and the accompanying Letter of Transmittal. The tender offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

Care Investment Trust Inc.
The complete terms and conditions of the tender offer are set forth in the Offer to Purchase and Letter of Transmittal that are being sent to Care’s stockholders. Stockholders are urged to read the tender offer documents carefully when they become available. Copies of the Offer to Purchase, Letter of Transmittal and other related materials may be obtained at Care’s expense from the information agent, BNY Mellon Shareowner Services at 480 Washington Boulevard, 27th Floor, Jersey City, NJ 07310. Banks and brokerage firms please call (201) 680-6579 and all others call (800) 777-3674 (toll-free). Questions regarding the tender offer should be directed to BNY Mellon Shareowner Services at (800) 777-3674 (toll-free).
About Care Investment Trust
Care Investment Trust Inc. is a real estate investment and finance company investing in healthcare-related real estate and commercial mortgage debt. It is externally managed and advised by CIT Healthcare LLC, a wholly-owned subsidiary of CIT Group Inc.
Safe Harbor Statement
This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond Care Investment Trust Inc.’s control, which may cause actual results, performance, or achievements to differ materially from anticipated results, performance, or achievements. All statements contained in this release that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “target,” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statement in this release may relate to, but are not limited to, statements regarding Care’s ability to consummate, at all or in a timely fashion, the transaction with Tiptree. Economic, business, funding market, competitive and/or regulatory factors, among others, affecting Care Investment Trust Inc.’s businesses are examples of factors that could cause actual results to differ materially from those described in the forward-looking statements in addition to those factors specified in Care Investment Trust Inc.’s Annual Report on Form 10-K, as well as Care Investment Trust Inc.’s Quarterly Reports on Form 10-Q. Care Investment Trust Inc. is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.
For more information on the company, please visit the company’s website at
www.carereit.com

Care Investment Trust Inc.
FOR FURTHER INFORMATION

AT CARE INVESTMENT TRUST:	AT FINANCIAL RELATIONS BOARD:
Torey Riso	Leslie Loyet
President and Chief Executive Officer	Analysts / Investors
(212) 771-9516	(312) 640-6672
torey.riso@carereit.com	lloyet@frbir.com
DM_US 25865174-2.079947.0016

3